SUB-ITEM 77E:

LEGAL PROCEEDINGS Since February 2004,
Federated and related entities (collectively,
 Federated) have beennamed as defendants
in several lawsuits, that were consolidated into a single action in the United States
District Court for the Western District of
 Pennsylvania, alleging excessive advisory fees involving one of the Federated-sponsored mutual funds. Without admitting the validity of any claim, Federated reached a final settlement with the Plaintiffs in these cases in April 2011.